UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            ALLEGIANCE TELECOM, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    01747T102
                                 (CUSIP Number)

   William D. Savoy                            Lucas D. Schenck
   Vulcan Ventures Incorporated                Foster Pepper & Shefelman PLLC
   110-110th Avenue N.E., Suite 550            1111 Third Avenue, Suite 3400
   Bellevue, WA  98004                         Seattle, WA  98101
   (425) 453-1940                              (206) 447-4400

           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                October 31, 2000
              (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 9 pages

--------------------------------                --------------------------------
CUSIP NO. 01747T102                    13D            Page 2 of 9 Pages
          ---------
--------------------------------                --------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- -----------------------------------------------------------------------
                                        ----- ----------------------------------
NUMBER OF SHARES                          7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                                 -0- shares
PERSON WITH                              ----- ---------------------------------
                                          8    SHARED VOTING POWER

                                               4,500,000 shares (1)
                                         ----- ---------------------------------
                                          9    SOLE DISPOSITIVE POWER

                                               -0- shares
                                         ----- ---------------------------------
                                          10   SHARED DISPOSITIVE POWER

                                               4,500,000 shares (1)
---------------------------------------- ----- ---------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,500,000 shares(1)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.1%

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     Page 2 of 9 pages

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

--------------------------                     ---------------------------------
CUSIP NO. 01747T102               13D            Page 3 of 9 Pages
          ---------
--------------------------                     ---------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                               (b) |_|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
                                          ------ -------------------------------
 NUMBER OF SHARES                           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                            -0- shares
       WITH                               ------ -------------------------------
                                            8    SHARED VOTING POWER

                                                 4,500,000 shares (2)
                                          ------ -------------------------------
                                            9    SOLE DISPOSITIVE POWER

                                                 -0- shares
                                          ------ -------------------------------
                                           10    SHARED DISPOSITIVE POWER

                                                 4,500,000 shares(2)
----------------------------------------- ------ -------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,500,000 shares(2)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                               Page 3 of 9 pages

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 par value per share, of Allegiance Telecom, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive officers are located at 1950 Stemmons Freeway, Suite 3026, Dallas, Texas 75207.

Item 2.  Identity and Background.

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

          Paul G. Allen, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

          William D. Savoy, Vulcan Northwest Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

          Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

          Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

         N/A

Item 4:  Purpose of Transaction.

         The purpose of the transaction disclosed herein was to reduce Vulcan Ventures' ownership of the Issuer's security. Prior to the transaction listed in
Item 5, Vulcan Ventures owned 6,000,000 shares of the Common Stock of the Issuer, or approximately 5.5% of the outstanding shares of common stock. After the transaction listed below, Vulcan Ventures owned less than 5% of the Common Stock of the Issuer.

         Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         On October 31, 2000, Vulcan Ventures and Mr. Allen sold 1,500,000 shares of the Issuer on the open market at a per share net price of $26.75. Subsequent to this transaction, Vulcan Ventures and Mr. Allen each beneficially own 4,500,000 shares of the Issuer's Common Stock. As of October 31, 2000, Vulcan Ventures' and Mr. Allen's stockholdings represent approximately 4.1% of the shares of the class outstanding based upon 108,864,633 shares outstanding as of August 4, 2000, as reported by the Issuer in its Quarterly Report, on Form 10-Q filed on August 14, 2000. Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the Common Stock.

         Except as set forth herein, Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures have any of its executive officers, directors or controlling persons named in Item 2, effected any transaction in the Issuer's Common Stock during the past sixty days.

                               Page 4 of 9 pages

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Common Stock.

         Except as set forth in Item 4 of this statement, Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past sixty days.

         Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with its purchase of Issuer's shares pursuant to a Common Stock Purchase and Option Agreement dated as of September 13, 1999, the Issuer and Vulcan Ventures entered into an Investors Agreement (the "Investors
Agreement") pursuant to which the Issuer has agreed to use its best efforts to cause (a) one designee nominated by Vulcan Ventures to be appointed to the Issuer's board (the "Board"), for so long as Vulcan Ventures continues to hold at least 1,200,000 shares (as adjusted for stock dividends, stock splits and other recapitalizations) of Common Stock, and (b) two designees nominated by Vulcan Ventures to be appointed to the Board, if Vulcan Ventures acquires at least 2,500,000 or more shares under the Option, and so long as Vulcan Ventures continues to hold at least 4,000,000 shares (as adjusted for stock dividends, stock splits and other recapitalizations). Vulcan Ventures may not assign its right to nominate a director or directors under the Investors Agreement.

         Under the Investors Agreement, Vulcan Ventures is subject to a standstill provision for a period beginning on September 13, 1999 and ending on the earlier of (i) the closing of a Sale of the Company, as defined in the Investors Agreement, and (ii) the date after September 13, 2002 on which Vulcan Ventures has not had a representative sitting on the Board for 180 days (the "Standstill Period"). During the Standstill Period, Vulcan Ventures has agreed that it and its affiliates and associates will not, directly or indirectly, among other things: (i) acquire any of the voting securities (or securities convertible or exchangeable into or exercisable for any voting securities) of the Issuer or any of its affiliates, (ii) acquire any assets of the Issuer or any of its affiliates, or (iii) participate in any tender offer, exchange offer, merger, or other extraordinary transaction involving the Issuer or any of its affiliates; provided that with respect to the foregoing clauses (i) through
(iii), Vulcan Ventures may take any of such actions within 60 days after another person that is not an affiliate or associate of Vulcan Ventures has made a publicly announced proposal to take any such action that would result in a Sale of the Issuer so long as Vulcan Venture's actions are not in concert with such other person. In addition, during the Standstill Period, Vulcan Ventures has agreed that it and its affiliates and associates will not, directly or indirectly, among other things: (i) become a member of a group with respect to the Common Stock or other equity securities or assets of the Issuer; (ii) call or seek to call any special meeting of or initiate a stockholder vote or action by written consent of the Issuer's stockholders; (iii) participate in any solicitation of proxies to vote, or seek to influence any person or entity with respect to the Issuer, in opposition to any matter which has been recommended by the Board or in favor of any matter which has not been approved by the Board; or
(iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. Notwithstanding the foregoing, Vulcan Ventures and its affiliates and associates may acquire additional shares of Common Stock as long as their aggregate beneficial ownership does not exceed 20% of the outstanding securities of the Issuer entitled to vote generally in the election of directors. Under the Investors Agreement, if the Issuer adopts a stockholder rights plan, the percentage of beneficial ownership of Common Stock the acquisition of which will trigger the provisions of the plan shall not be less than 20% for Vulcan Ventures.

         Also concurrently with the Purchase Agreement, Vulcan Ventures entered into an Amended and Restated Registration Agreement (the "Registration Agreement") with the Issuer, the Sellers and certain other stockholders with respect to the registration of the Issuer's securities under the Securities Act of 1933, as amended. After September 13, 2000, the Registration Agreement entitles Vulcan Ventures to demand one long-form registration, such as registration on Form S-1, and two short-form registrations, such as registration on Form S-3, with respect to the shares of Common Stock purchased by Vulcan Ventures under the Purchase Agreement. In addition, Vulcan Ventures may "piggyback" on primary or secondary registered public offerings of the Issuer's securities. Allegiance has agreed to pay the registration expenses in connection with these demand and "piggyback" registrations.

         Vulcan Ventures has agreed not to make a public sale or distribution of any of the Issuer's equity securities or any securities convertible into or exchangeable or exercisable for the Issuer's equity during the seven days prior to, and the 90-day period following, the effective date of any other underwritten demand registration or underwritten piggyback registration, unless the managing underwriters otherwise agree.

                               Page 5 of 9 pages

         Item 7.  Material to be Filed as Exhibits.

         Exhibit           Description

          99.1 Investors Agreement dated September 13, 1999 between Allegiance Telecom, Inc. and Vulcan Ventures Incorporated. (Incorporated by reference to Exhibit 99.3 to the Issuer's Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

          99.2 Amended and Restated Registration Agreement dated September 13, 1999 among Allegiance Telecom, Inc., Battery Ventures IV L.P., Battery Investment Partners IV, LLC, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Madison Dearborn Capital Partners II L.P., Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Capital Investors, L.P., Vulcan Ventures Incorporated and certain other stockholders listed therein. (Incorporated by reference to Exhibit 99.4 to the Issuer's Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

           99.3     Joint Filing Statement.

                               Page 6 of 9 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          VULCAN VENTURES INCORPORATED


November 10, 2000         By: /s/  William D Savoy
                             ----------------------------------------------
                             William D. Savoy, Vice President

                         *
                             ----------------------------------------------
                             Paul G. Allen


November 10, 2000   *By:     /s/ William D. Savoy
                              -----------------------------------------------
                     William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.


                               Page 7 of 9 pages

                                  EXHIBIT INDEX

         Exhibit           Description


  Exhibit           Description

          99.1 Investors Agreement dated September 13, 1999 between Allegiance Telecom, Inc. and Vulcan Ventures Incorporated. (Incorporated by reference to Exhibit 99.3 to the Issuer's Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

          99.2 Amended and Restated Registration Agreement dated September 13, 1999 among Allegiance Telecom, Inc., Battery Ventures IV L.P., Battery Investment Partners IV, LLC, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Madison Dearborn Capital Partners II L.P., Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Capital Investors, L.P., Vulcan Ventures Incorporated and certain other stockholders listed therein. (Incorporated by reference to Exhibit 99.4 to the Issuer's Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

           99.3     Joint Filing Statement.

                               Page 8 of 9 pages

                                  Exhibit 99.3

                             Joint Filing Statement


         We, the signatories of the Statement on Schedule 13D/A to which this Joint Filing Statement is attached, hereby agree that such Statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated: November 10, 2000

                   VULCAN VENTURES INCORPORATED


                   By:      /s/ William D. Savoy
                       --------------------------------------------------------
                        William D. Savoy, Vice President


                        *
                       --------------------------------------------------------
                       Paul G. Allen

                  *By:     /s/ William D. Savoy
                      ---------------------------------------------------------
                      William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.


                               Page 9 of 9 pages